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                                                              EXHIBIT 99.2


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                                 MONSANTO COMPANY AND SUBSIDIARIES
                        COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                                        (Dollars in millions)
                                                             Year Ended December 31,
                                         -------------------------------------------------------------
                                         1999         1998       1997       1996       1995       1994
                                         ----         ----       ----       ----       ----       ----
Income from continuing operations
   before provision for income taxes     $  751<F*>  $ (85)<F*>  $127<F*>   $356<F*>   $553<F*>   $478
Add
   Fixed charges                            423        269        188        131        133        123
   Less capitalized interest                (37)       (14)       (13)        (8)        (4)        (3)
   Dividends from affiliated companies        1          1          1          3          1         --
Less equity income (add equity loss)
   of affiliated companies                   31         35         (6)        32        (12)        --
                                         ------      -----       ----       ----       ----       ----
     Income as adjusted                  $1,169      $ 206       $297       $514       $651       $598
                                         ======      =====       ====       ====       ====       ====


Fixed charges
   Interest expense                      $  345      $ 210       $135        $83        $92        $88
   Capitalized interest                      37         14         13          8          4          3
   Portion of rents representative
     of interest factor                      41         47         40         40         37         32
                                         ------      -----       ----       ----       ----       ----
     Fixed charges                       $  423      $ 271       $188       $131       $133       $123
                                         ======      =====       ====       ====       ====       ====


Ratio of earnings to fixed charges         2.76       0.76       1.58       3.92       4.89       4.86
                                           ====       ====       ====       ====       ====       ====

<F*>Includes net charges for costs related to the failed merger between
Monsanto and Delta and Pine Land Company, accelerated integration of agricultural chemical and seed businesses, a gain on divestiture of Stoneville Pedigreed Seed Company, and reversals of restructuring liabilities established in 1998, of $64 million for 1999 and restructuring, acquired in-process research and development, and other unusual items of $762 million, $663 million, $327 million, and $24 million for the years ended December 31, 1998, 1997, 1996, and 1995, respectively. Excluding these unusual items, the ratio of earnings to fixed charges would have been 2.91, 3.57, 4.95, 6.42 and 5.08 for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. The ratio was not materially affected by the restructuring and other unusual items in 1994.
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